

January 24, 2012

Via E-mail
D. Craig Kesler
Chief Financial Officer
Eagle Materials Inc.
3811 Turtle Creek Boulevard
Suite 1100
Dallas, Texas 75219

>   **Re: Eagle Materials Inc.**
>   **Form 10-K for Fiscal Year Ended March 31, 2011**
>   **Filed May 26, 2011**
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
>   **Filed November 4, 2011**
>   **Response dated January 18, 2012**
>   **File No. 1-12984**

Dear Mr. Kesler:

We have reviewed your response letter dated January 18, 2012, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22
Results of Operations, page 22

1. We note your response to comment 2 in our letter dated January 5, 2012. We agree that the disclosure for the sales volume and average net sales prices by reportable segment included within the table on page 24 of the fiscal year 2011 Form 10-K is useful information for investors to understand the quantified impact volume and pricing had on revenues and operating earnings. However, this disclosure does not quantify the impact changes in volume and in prices had on the increase or decrease in revenues and operating earnings at the

consolidated level and the reportable segment level, which is required disclosure by Item 303(A)(3)(iii) of Regulation S-X. Please confirm that you will provide the required disclosures in future filings for all periods presented.

Critical Accounting Policies, page 28
Impairment of Long-Lived Assets, page 28

2. We note your response to comment 6 in our letter dated January 5, 2012, including the draft disclosure you would have included in your fiscal year 2011 Form 10-K. Please expand upon this disclosure to clarify that all of your facilities are generating positive operating cash flow, if correct. For any facility that is generating negative cash flows or close to break-even cash flows that are at risk for future write-down or impairment, please disclose the facility, the carrying value of the facility, the carrying value of the equipment, and an explanation about how the facility's facts and circumstances would need to change to result in an impairment charge. For the Bernalillo, New Mexico gypsum wallboard facility, please include an explanation about how the facility's facts and circumstances would need to change to result in an impairment charge.

 (H) Commitments and Contingencies, page 53

3. We note your response to comment 11 in our letter dated January 5, 2012. It appears as though you are assessing your loss contingencies on an individual basis for disclosure purposes. While your loss contingency for individual issues may not be material to your consolidated financial statements, the aggregate of your probable and/or reasonably possible loss contingencies may be material to your consolidated financial statements. If the aggregate of your loss contingencies are probable and/or reasonably possible of materially impacting your consolidated financial statements, please provide the disclosures required by ASC 450-20-50 in future filings. Please provide us with the disclosures that you intend to include in your next periodic report.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Consolidated Statements of Earnings, page 36

4. We note your response to comment 17 in our letter dated January 5, 2012. Based on the information provided in your response and the draft disclosure for the $3 million reversal of the accrual that was originally recognized during fiscal year 2001, it appears as though the $3 million should have been reversed at the time you purchased the new equipment rather than refurbishing the old equipment. As such, it appears that the reversal of the original accrual during the first quarter of fiscal year 2012 is the correction of an error. Based on the guidance in ASC 250-10-S99-1 and S99-2, the correction of the error appears to be material to your consolidated statements of earnings for the three-months ended June 30, 2011, and the six-months ended September 30, 2011. In this regard we considered the following quantitative and qualitative factors:

- Reversing the $3 million accrual positively impacted the three months-ended June 30, 2011 gross profit by 40.7% and earnings before income taxes by 74.3%; and the six-months ended September 30, 2011 gross profit by 18.7% and earnings before income taxes by 25.5%.
- The error (i.e., not reversing the accrual in the appropriate period) was capable of precise measurement.
- Had the correction of the error not been recognized through the consolidated statement of earnings during the three-months ended June 30, 2011, the percentage by which your operating results declined from the comparative period operating results would have been greater, and your operating results would have been closer to the break-even point.
- The impact of recognizing the error correction through the consolidated statement of earnings during the three-months ended June 30, 2011 increased diluted earnings per share by more than 2.5 times.
- The recognition of the error correction in the June 30, 2011 consolidated statement of earnings resulted in the gypsum wallboard reportable segment recognizing income for the three-months ended June 30, 2011, rather than a loss.

Based on this quantitative and qualitative analysis, it would appear as though the correction of this error should have been recognized as a prior period adjustment to retained earnings rather than as a gain in the consolidated statement of earnings for both periods in fiscal year 2012. Please refer to Question 2 to ASC 250-10-S99-2 and ASC 250-10-45-22 – 45-24 for guidance. As such, please restate both Forms 10-Q for the first and second quarters of fiscal year 2012. Also, please provide us with your materiality assessment as to whether the consolidated financial statements included in your fiscal year 2011 Form 10-K should also be restated to reflect the correction of this error as a prior period adjustment to opening retained earnings based on the guidance in ASC 250-10-S99-1 and S99-2.

We remind you that when you file your amended Forms 10-Q for the fiscal quarters ended June 30, 2011 and September 30, 2011, you should appropriately address the following:
- an explanatory paragraph at the beginning of the document explaining why you are amending the document in the Forms 10-Q/A;
- full compliance with paragraphs ASC 250-10-45-22 – 45-24 and 250-10-50-7 – 50-10;
- fully update all affected portions of the document, including MD&A;
- label the appropriate columns on your financial statements and in your footnotes as restated;
- updated disclosures under Item 4 of your Forms 10-Q/A should include the following:
  o a discussion of the restatement and the facts and circumstances surrounding it;
  o how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures;
  o changes to internal controls over financial reporting; and
  o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature. Refer to Items 307 and 308 of Regulation S-K; and
- include all updated certifications that refer to the amended Form 10-Q.

We also remind you of the filing requirements of Item 4.02 of Form 8-K.

       You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief